UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Industrial Tech Acquisitions II, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45635R207

(CUSIP Number)

Exos Asset Management LLC

Exos Collateralized SPAC Holdings Fund LP

1370 Broadway, Suite 1450

New York, NY 10018.

+1 212 498 8942

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45635R207	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS Exos Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 280,861*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 280,861*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,861*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* As of the date of this report, Exos Asset Management LLC, a Delaware limited liability company (“Exos”), may be deemed to beneficially own an aggregate of 280,861 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Industrial Tech Acquisitions II, Inc., a Delaware corporation (the “Issuer”), held for the account of Exos Collateralized SPAC Holdings Fund LP, a Delaware limited partnership (“Collateralized SPAC Fund”). The reported beneficial ownership percentage is calculated based on 1,348,887 shares of Class A Common Stock issued and outstanding as of May 15, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Exos, as investment manager of Collateralized SPAC Fund, may be deemed to beneficially own an aggregate of 20.8% of the issued and outstanding shares of Class A Common Stock of the Issuer as of the date of this report.

CUSIP No. 45635R207	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Exos Collateralized SPAC Holdings Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 280,861*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 280,861*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,861*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* As of the date of this report, Exos Collateralized SPAC Holdings Fund LP, a Delaware limited partnership (“Collateralized SPAC Fund”) may be deemed to beneficially own an aggregate of 280,861 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Industrial Tech Acquisitions II, Inc., a Delaware corporation (the “Issuer”). The reported beneficial ownership percentage is calculated based on 1,348,887 shares of Class A Common Stock issued and outstanding as of May 15, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Collateralized SPAC Fund, may be deemed to beneficially own an aggregate of 20.8% of the issued and outstanding shares of Class A Common Stock of the Issuer as of the date of this report.

CUSIP No. 45635R207	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Industrial Tech Acquisitions II, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5090 Richmond Avenue, Suite 319, Houston, TX 77056.

Item 2.	Identity and Background

(a) This initial report on Schedule 13D is being filed by: (i) Exos Asset Management LLC, a Delaware limited liability company (“Exos”); and (ii) Exos Collateralized SPAC Holdings Fund LP, a Delaware limited partnership (“Collateralized SPAC Fund”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the shares of Class A Common Stock held for the account of Collateralized SPAC Fund. Exos serves as investment manager to Collateralized SPAC Fund and investment manager to a number of other private funds. Each of Exos and Collateralized SPAC Fund may be deemed to have voting and dispositive power over the shares of Class A Common Stock held for the account of Collateralized SPAC Fund.

(b) The address of each of the Reporting Persons is: 1370 Broadway, Suite 1450, New York, NY 10018.

(c) The principal business of Exos is to serve as investment manager to Collateralized SPAC Fund and a number of other private funds. The principal business of Collateralized SPAC Fund is to pool investment funds of its partners through the issue and sale of equity interests in the partnership, and to incur indebtedness, to invest in securities issued by special purpose acquisition companies, including warrants and rights related thereto.

(d) None of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Exos is a Delaware limited liability company. Collateralized SPAC Fund is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

Exos is the investment manager to the Collateralized SPAC Fund and investment manager to a number of other private funds. On March 20, 2023, Exos purchased 280,861 shares of Class A Common Stock in the open market, representing 1.6% of the issued and outstanding shares of Issuer’s Class A Common Stock, on behalf of Collateralized SPAC Fund pursuant to its role as investment manager to Collateralized SPAC Fund. As of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 280,861 shares of Class A Common Stock of the Issuer, representing 20.8% of the issued and outstanding shares of such class of securities. The increase in the Reporting Persons’ percentage beneficial ownership of Issuer’s Class A Common Stock is due solely to the redemptions of other shareholders, as more fully described in Item 5 below.

The funds used to purchase the shares of Class A Common Stock deemed to be beneficially owned by the Reporting Persons came from capital provided by the Collateralized SPAC Fund’s two limited partners, which include a large U.S. publicly traded financial institution and its wholly-owned subsidiary. The limited partners provided capital to the Collateralized SPAC Fund in the form of (i) a 3-year, $161 million loan to the Collateralized SPAC Fund, bearing an interest rate of 2%, and (ii) a $14 million equity investment in partnership interests of the Collateralized SPAC Fund.

The total cost of the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own is $2,912,529.

CUSIP No. 45635R207	Page 4 of 5 Pages

Item 4.	Purpose of the Transaction

The information contained in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein based on the Reporting Persons’ belief that such securities represented an attractive investment opportunity. The acquisitions were made in the ordinary course of the Reporting Persons’ investment activities and such securities are currently held for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock or other securities, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as otherwise set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Exos is the investment manager to the Collateralized SPAC Fund and investment manager to a number of other private funds. Exos purchased 280,861 shares of Class A Common Stock from the Issuer, on behalf of Collateralized SPAC Fund pursuant to its role as investment manager to Collateralized SPAC Fund. As a result, Collateralized SPAC Fund and Exos, as the investment manager to Collateralized SPAC Fund, may be deemed to beneficially own an aggregate of 280,861 shares of Class A Common Stock of the Issuer, held for the account of Collateralized SPAC Fund.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2023, stockholders holding 15,901,113 shares of the Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Issuer’s trust account at a special meeting of stockholders held by the Issuer on April 10, 2023, which resulted in 1,348,887 shares of Class A Common Stock remaining issued and outstanding as of April 10, 2023. Following such redemptions, the resulting beneficial ownership percentage of the Reporting Persons increased from 1.6% to 20.8% of the issued and outstanding shares of Class A Common Stock of the Issuer.

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons, may be deemed to beneficially own an aggregate of 20.8% of the issued and outstanding shares of Class A Common Stock of the Issuer as of the date of this report. The reported beneficial ownership percentage is calculated based on 1,348,887 shares of Class A Common Stock issued and outstanding as of May 15, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Each of Exos and Collateralized SPAC Fund have the sole power to vote or to direct the vote of 0 shares of Class A Common Stock and the shared power to vote or to direct the vote of 280,861 shares of Class A Common Stock. Each of Exos and Collateralized SPAC Fund have the sole power to dispose or to direct the disposition of 0 shares of Class A Common Stock and the shared power to dispose or to direct the disposition of 280,861 shares of Class A Common Stock.

Except as described otherwise in this Schedule 13D, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Class A Common Stock of the Issuer.

Item 7.	Exhibits.

Exhibit A:	Joint Filing Agreement, dated June 30, 2023, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

CUSIP No. 45635R207	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Exos Asset Management LLC

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel

Exos Collateralized SPAC Holdings Fund LP By, Exos Collateralized SPAC Holdings Fund GP LLC (General Partner to the Collateralized SPAC Fund)

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel